United States securities and exchange commission logo





                               January 30, 2023

       Trent Ward
       Chief Executive Officer
       Interactive Strength, Inc.
       1005 Congress Avenue, Suite 925
       Austin, TX 78701

                                                        Re: Interactive
Strength, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 17,
2023
                                                            File No. 333-269246

       Dear Trent Ward:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed January 17, 2023

       Our amended and restated certificate of incorporation and amended and restated bylaws, page 75

   1. We note that your forum selection provision in your amended and restated certificate of incorporation and
amended and restated bylaws identifies the Court of Chancery of the
                                                        State of Delaware as
the exclusive forum for certain litigation, including any    derivative
                                                        action.    We note your
disclosure that this provision does apply to actions arising under the Exchange Act.
Please ensure that the exclusive forum provision in the governing documents states this
clearly, or tell us how you will inform investors in future filings that the provision does not
apply to any actions arising under the Exchange Act.

              We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 Trent Ward
Interactive Strength, Inc.
January 30, 2023
Page 2

action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeff Gordon at (202) 551-3866 or Andrew Blume at (202) 551-3254 if
you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at (202) 551-8337 or Asia Timmons-Pierce at (202) 551-3754 with any other questions.



                                                           Sincerely,
FirstName LastNameTrent Ward
                                                           Division of
Corporation Finance
Comapany NameInteractive Strength, Inc.
                                                           Office of
Manufacturing
January 30, 2023 Page 2
cc:       Davina K. Kaile
FirstName LastName